SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer's Id (CNPJ): 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration No 1431-1
SEC (CUSIP) Registration 20441B407 – Class “B” Preferred Shares
SEC (CUSIP) Registration 20441B308 – Common Shares
LATIBEX Registration 29922 – Class “B” Preferred Shares

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
CALL NOTICE

All the shareholders of this Company are invited to the Extraordinary General Meeting of the Shareholders to be held on July 2, 2007 at 2:00 P.M at the Company’s head office situated at Rua Coronel Dulcídio nº 800 - 10º andar, Curitiba, to decide on the following:

1. Grouping of all the shares issued by the Company in the following manner:
  • shares traded at the São Paulo Stock Exchange (BOVESPA) under the tickers CPLE3, CPLE5 and CPLE6, will be grouped at the ratio of 1,000 to 1;
  • shares traded at the New York Stock Exchange (NYSE) through the ADR (American Depository Receipts) program under the tickers ELPVY and ELP, will have their parity changed from 1 ADR for 1000 shares to 1 ADR for 1 share; and
  • shares traded at the Market for Latin American Stocks in Euros (LATIBEX) under the ticker XCOP, will have their parity changed from 1 XCOP for 1000 shares to 1 XCOP for 1 share.

2. Amendment of Art. 4 of the Bylaws, as a result of the grouping of all the shares issued by the Company representing its capital, which will be 273,655,375 no-par value shares, of which 145,031,080 are common shares and 128,624,295 are preferred shares. Of these preferred shares, 399,247 are Class “A” shares and 128,225,048 are Class “B” shares. The numbers of Class “A” and “B” preferred shares are merely indicative as they may adjusted based on requests for conversion of Class “A” shares to Class “B”, in accordance with the rights specified in § 1 of Art. 7 of the Company's Bylaws;

3. Amendment of the text of § 1 of Art. 4 of the Bylaws, as a result of the grouping of all the shares issued by the Company, by which the authorized registered capital limit changes to 500,000,000 (Five hundred million) shares; and

4. The deadline for shareholders, using their free and sole discretion, to adjust their shareholdings, by type and class, in lots of multiples of 1,000, by trading at the Bovespa through a stockbroker of their choice.

Curitiba, June 14, 2007.

João Bonifácio Cabral Júnior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.